

Mail Stop 3561

September 23, 2009

Mr. Eric Wildstein
Regal Life Concepts, Inc.
3723 East Maffeo Road
Phoenix, AZ 89050

> **Re:** **Regal Life Concepts, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2009**
> **Filed May 28, 2009**
> **Form 10-Q for the Period Ended May 31, 2009**
> **File No. 333-134536**

Dear Mr. Wildstein:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Accounting Branch Chief